UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 16, 2004

By

/s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the fifteen month period ended December 31, 2003

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In September 2003, we announced a change in our fiscal year end from September 30 to December 31, effective as of December 31, 2003.  We have reported our annual consolidated financial statements for the fifteen month period ended December 31, 2003 (“the transition year”).  The following information should be read in conjunction with the audited financial statements for the fifteen month period ended December 31, 2003 and related notes prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Overview

We are a Canadian company dedicated to enhancing the performance of medical devices and biomaterials through the emerging field of drug-coated medical devices and drug-loaded surgical implants.  We use our drug screening capabilities to identify pharmaceutical compounds that can address the underlying biological causes of sub-optimal clinical results obtained with specific medical devices or surgical implants.   Once the appropriate drug has been identified, we optimize dosing and develop proprietary ways to enable the drug to be released from a medical device or surgical implant in order to enhance the performance of the medical device or surgical implant and improve patient outcomes.

We have several products approved for sale in various jurisdictions including products developed internally and products acquired through recent acquisitions.  Our leading product is our paclitaxel-eluting coronary stent used to reduce restenosis in patients following a balloon angioplasty procedure.  This product has been approved for commercial sale in Europe, and other countries outside of the regulated markets of the United States and Japan, by our licensees, Boston Scientific Corporation (“BSC”) and Cook, Incorporated (“Cook”).  BSC received FDA approval relating to this product in March 2004 (see Subsequent Events).  Our additional commercial products were obtained as a result of the acquisition of Cohesion Technologies Inc. (“Cohesion”) in January 2003 and STS Biopolymers, Inc. (“STS”) in December 2003.

Cohesion’s products include bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.  Our acquisition of Cohesion provides us with the opportunity to drug-load their approved surgical implants.  Cohesion has two products that have European and United States regulatory approval; CoStasis® Surgical Hemostat and CoSeal® Surgical Sealant and one product with CE Mark, Adhibit™ Anti-Adhesion Barrier.  STS develops and manufactures biocompatible coatings for medical devices.  The STS acquisition provides us with coating technology adaptable to many of the applications we are developing for next-generation drug-loaded medical devices.  STS’s products are in commercial use in Europe and the United States on a range of medical devices and they also license a series of coatings to a wide variety of medical device partners.  The Cohesion and STS acquisitions accelerate our product development timelines by combining the research, development, clinical and regulatory resources of all of the companies.

We are currently conducting the following clinical trials:

•

a safety study for the paclitaxel-loaded surgical vascular wrap program, treating patients with peripheral vessel disease;

•

a pivotal pulmonary sealant study using CoSeal®;

•

a pivotal myomectomy adhesion prevention study in laproscopic surgery using Adhibit™;

•

a feasibility study for Adhibit™ to prevent post-surgical adhesion formation following laproscopic surgery in endometriosis; and

•

phase 1 and 2 clinical studies investigating the use of PAXCEED TM (Micellar Paclitaxel for Injection) in the treatment of patients with severe psoriasis and rheumatoid arthritis.

We continue to add to our existing technology through our clinical development programs, internal research and development, product acquisition and in-licensing and through acquisition of companies that contribute to our overall corporate strategy.  We expect to complete at least one business acquisition in fiscal 2004.

In October 2003, we completed a public offering for 11,500,000 common shares resulting in gross proceeds of $339.3 million (US $251.6 million).  Net proceeds after underwriting discounts, commissions and other expenses were $320.4 million (U.S. $237 million)   These funds will be used to support our continuing clinical studies, research and development initiatives, working capital and for general corporate purposes.  We may use a portion of the net proceeds to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.  However, we do not have any present agreements or commitments with respect to any acquisition or investment.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 17 to our consolidated financial statements for the fifteen month period ended December 31, 2003. These accounting principles require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates.  Areas of significant estimates include amortization of capital and intangible assets, and recognition of deferred revenue.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition

•

Research and development costs

•

Goodwill and intangible assets

Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.  A significant change in this estimate could have a material impact on our earnings.

License fees are comprised of initial upfront fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial upfront fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.  Any change in our involvement during the period could have a material impact on our earnings.

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.  As we only started to receive royalty revenue in the current year, we do not currently have a long enough history to estimate royalty revenue with a high degree of certainty.  Therefore, we record royalty revenue upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our corporate partners.  Once we have established a history of receiving royalty revenue, we will be a position to more accurately estimate the amounts due, and will begin accruing the royalty revenue in the same quarter as the associated sales are recorded by our corporate partners.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.   We did not capitalize any research and development expenditures during the current fifteen month period, nor in the year ended September 30, 2002, other than the in-process research and development and intangible assets acquired in our business combinations.

Under U.S. GAAP, research and development expense also includes the cost to purchase rights to unproven technology which may not have alternate future uses.  Under Canadian GAAP the cost to purchase such rights is generally capitalized as an intangible asset.  As part of the current year acquisitions, we acquired $9.3 million of in-process research and development assets, which have been capitalized for Canadian GAAP purposes and expensed for U.S. GAAP purposes.  Details of the difference between Canadian and U.S. GAAP are provided in Note 17 to the consolidated financial statements for the fifteen month period ended December 31, 2003.  Any change in the future use or impairment of unproven technology may have a material impact on the Canadian GAAP financial statements.

Goodwill and intangible assets

Effective October 1, 2002, we adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position and results of operations as at October 1, 2002.

Goodwill acquired in the January 31, 2003 Cohesion and December 4, 2003 STS business combinations are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  We conducted our test on the goodwill acquired in January 2003 in the Cohesion acquisition as at October 31, 2003.  The results of the discounted cash flow analysis of the goodwill and other intangibles held at October 31, 2003 indicated a fair value higher than the carrying value and therefore there was no indication of impairment.  We have not conducted an impairment test of the goodwill arising in the recent STS December 2003 business combination due to the timing of the acquisition.  We will perform the appropriate impairment testing on an annual basis.  Intangible assets acquired in the business combinations that have finite lives will be amortized over their estimated useful lives.

Our identifiable intangible assets are comprised of developed product and core technologies, in-process research and development and customer relationships acquired through our business combinations.  Intangible assets also include purchased medical technologies, including those acquired in exchange for the issuance of equity instruments issued by the Company.  We amortize intangible assets on a straight line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Change in Accounting Policy

Stock based compensation

We have elected to prospectively adopt the new recommendations and amendments of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" for awards granted under our stock option plan, modified or settled subsequent to October 1, 2002.  The standard requires the recognition of stock based compensation expense for all employee and non-employee stock-based compensation transactions using a fair value based method.  Prior to the adoption of this standard, the settlement method was used whereby any consideration received on the exercise of stock options or the purchase of stock was credited to share capital.  The adoption of this accounting policy resulted in the recognition of $4.0 million in compensation expense for the fifteen month period ended December 31, 2003, of which $2.0 million relates to the quarter ended December 31, 2003.  The Company has disclosed the pro forma effects to the loss for the period and loss per share as if the fair value method had been used for all awards including those granted prior to October 1, 2002.

We use the Black-Scholes option pricing model to calculate the fair value of the stock options granted, modified or settled. Our current weighted average assumptions include: an expected life of three years, a risk free interest rate of 3.92% and annualized volatility of 67.5%.  A change in any of these assumptions could impact earnings.

Acquisitions

Cohesion Technologies, Inc.

On January 31, 2003, we completed the acquisition of all of the common shares of Cohesion Technologies, Inc. in an all stock transaction, for total consideration of approximately $73.3 million (U.S. $47.9 million).

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biomaterial products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.  As a result of this acquisition we obtained 2 FDA approved products and 3 products approved for commercial sale in non-U.S. major markets.

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in our consolidated financial statements from January 31, 2003, the date of acquisition.

STS Biopolymers, Inc.

On December 4, 2003, we completed the acquisition of all of the common shares of STS Biopolymers, Inc., for total consideration of approximately $31.9 million (U.S. $24.4 million).  The consideration primarily consisted of cash payments to shareholders and debtholders of STS.

Located in Henrietta, New York, STS specializes in the development and manufacturing of state-of-the-art biocompatible coatings for medical devices.  The STS coatings are in commercial use in Europe and the United States on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires.  STS also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT ®) coatings to a wide variety of medical device partners.

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of STS have been included in our consolidated financial statements from December 4, 2003, the date of acquisition.

Stock Splits

On March 3, 2003, the shareholders authorized a 2 for 1 stock split of our common share capital.   On January 20, 2004, the shareholders again authorized a 2 for 1 stock split of our common share capital.   All loss per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the consolidated financial statements have been retroactively adjusted to give effect to both of the stock splits.

License Agreements

Baxter Healthcare Corporation

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”).  These agreements give Baxter the right to manufacture and distribute our surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, an option to license our surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S., and another product indication currently in development.  We received an upfront fee of approximately $11.6 million (U.S. $8 million) in April 2003, of which approximately $8.7 million (U.S. $6 million) is not refundable and up to $2.9 million (U.S. $2 million) is refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  Our exposure to the potential refund expires at the end of 2006.  We received $2.6 million (U.S. $2 million) and received a further $2.6 million (U.S. $2 million) subsequent to December 31, 2003 upon the transfer of manufacturing of the CoSeal® product to Baxter, and we expect to receive up to an additional $14.9 million (U.S. $11 million) if Baxter exercises its option to license one other product and extend the exclusive distribution rights for two current products.  We will earn a percentage royalty once existing inventory has been sold.  The agreements, or portions thereof, may be terminated by Baxter at any time, or by us if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or ten years.

We recognize products sales to Baxter as revenue upon the sale of the product to the final customer once the final sales price is known.  Until that time, the product transferred to Baxter is recorded at cost as deferred costs.  The non-refundable upfront payment of approximately $8.7 million (U.S. $6 million) is being recorded as revenue on a straight-line basis over the estimated period to conclude the transfer of manufacturing to Baxter, which was originally estimated as 18 months and subsequently reduced to 10 months.  The amount of $2.9 million (U.S. $2 million) that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

C.R. Bard, Inc.

In November, 2003 we announced that our license agreement with C.R. Bard, Inc. was terminated by mutual agreement. The license agreement, entered into in 1998, provided for the use of paclitaxel and other related compounds for the perivascular treatment of stenosis associated with peripheral vascular surgery.  We have continued to develop the primary product, the paclitaxel-loaded biodegradable vascular wrap, which is currently being tested in a 60-patient clinical study.   There were no delays or disruptions to the program as a result of terminating this license.  No payments were required to be made to C.R. Bard, Inc., and we received no payments as a result of the termination of the agreement.

Results of Operations

For the fifteen month period ended December 31, 2003 ("transition year"), we recorded a loss of $67.6 million ($0.96 per share).  These results compare with a loss of $20.1 million ($0.32 per share) and $8.3 million ($0.14 per share) for the fiscal years ended September 30, 2002 ("fiscal 2002") and 2001 ("fiscal 2001"), respectively.  The significant increase in the loss for fiscal 2003 is primarily due to the fifteen month period, as a result of changing our year end from September 30 to December 31, and a $27.9 million foreign exchange loss recorded for accounting purposes as a result of the weakening U.S. dollar.  Operating loss and loss for the twelve month period ending September 30, 2003 are presented as follows for comparative purposes:

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31,	Twelve month periods ended September 30,
	2003	2003 (unaudited)	2002	2001
	$	$	$	$
Operating loss (a)	(43,318)	(35,536)	(24,226)	(23,439)

Other (expenses) income	(24,298)	(13,007)	4,083	15,112

Loss for the period	(67,616)	(48,543)	(20,143)	(8,327)
Basic and diluted loss per share	(0.96)	(0.72)	(0.32)	(0.14)

(a)  Stock based compensation expense of $2.0 million has been included in the operating loss for the twelve month period ended September 30, 2003 and $4.0 million in the operating loss for the fifteen month period ended December 31, 2003.

The comparison of operating losses for the twelve month periods ending September 30 show an increase of 47% from fiscal 2002 to 2003.  This increase in operating loss is due to inclusion of subsidiary operations due to acquisitions, increased research and development and corporate activity and recognition of stock based compensation expense of $2.0 million during the twelve month period ended September 30, 2003.  The fifteen month period operating loss includes $4.0 million in stock based compensation expense and was consistent with our expectations.

The foreign exchange loss included in the loss for the fifteen month period ended December 31, 2003 is the result of a 23% appreciation of the Canadian dollar relative to the U.S. dollar during the period, combined with an increase in U.S. denominated cash, cash equivalents, short-term and long-term investments held of approximately U.S. $178.6 million held during the last quarter of 2003 as a result of our October 2003 public offering.

We have incurred annual operating losses since inception and as at December 31, 2003, we had an accumulated deficit of $127.9 million.  Future profitability will depend upon the commercial success of our products in major markets worldwide and the achievement of product development objectives.

Revenues

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods endedSeptember 30,
		2003 (unaudited)	2002	2001
	$	$	$	$
Product sales	11,130	7,694	-	-
License fees	10,859	4,323	7,322	1,123
Royalty revenue	5,809	2,246	8	-
	27,798	14,263	7,330	1,123

Our revenue was derived from the sale of commercially approved biomaterial and biocompatible coatings, amortization of up-front license fees and royalty revenue primarily generated from the sales of drug eluting stents in certain countries other than the U.S.

Product sales for the fifteen month period ended December 31, 2003 were comprised of 11 months of commercial product sales for Cohesion and 1 month of commercial product sales for STS, which are the periods from the acquisition date of each subsidiary.  We did not have product sales in fiscal 2002 and 2001.  Cohesion’s product sales accounted for 96% of the total of which 73% was derived from the sale of CoSeal® in the United States.  As per the agreements entered into with Baxter, they began to sell the CoSeal® product in April 2003.  We receive a percentage of the sales revenue for this product until Baxter sells the remaining inventory manufactured by Cohesion that was transferred to Baxter by December 31, 2003.  Once this remaining inventory is sold we will switch to receiving a royalty on the sales of CoSeal® sold by Baxter.  We expect product sales of the remaining inventory of CoSeal® to continue for the first half of 2004 and then we expect to begin recording royalty revenue during the latter half of 2004.  We expect product sales of the remaining Cohesion products and the new STS products will continue throughout 2004.

License fees for the fifteen month period ending December 31, 2003 consist of amortization of upfront license payments received in the current and prior years and milestone payments from corporate partners.  The increase in amortization of deferred revenue is primarily due to additional deferred revenue relating to Cohesion’s license, marketing and distribution agreements with Baxter, U.S. Surgical and Tyco Healthcare Group.  We received an upfront license fee of approximately $11.6 million (U.S. $8 million) in April 2003 from Baxter of which $7.0 million has been recognized as revenue in the fifteen month period ended December 31, 2003.  The remaining non-refundable portion of this upfront fee (approximately $1.7 million) will be fully amortized by the end of January 31, 2004 at which time we will have no further involvement in the transfer of the CoSeal® manufacturing activities to Baxter.  Also included in the current period license fees is a $2.6 million (U.S. $2.0 million) milestone payment from Baxter upon successful transfer of the manufacturing process of CoSeal® in December 2003.  In the first quarter of 2004, we received an additional $2.6 million (U.S. $2.0 million) in milestone revenue from Baxter upon FDA and European approval of the CoSeal® manufacturing process.   We expect to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.

License fee revenue for fiscal 2002 included $6.4 million in milestone payments from BSC and Cook, two of our licensees. These milestone payments arose upon Cook filing for regulatory approval to market a coated stent using our licensed technology in Europe, and upon the initiation of commercial sales by BSC of the product in certain countries outside of the regulated markets of Europe, the United States and Japan.

Royalty income from our collaborators under the drug-coated stent co-exclusive license was $5.6 million (U.S. $4.0 million) for the fifteen month period ended December 31, 2003, compared to $8,000 in fiscal 2002 and $nil in fiscal 2001.  The royalty income received to date has averaged approximately 4.3% (as expected) of the eligible drug eluting stent sales incurred by our corporate partners in Europe and other world markets (not including the U.S. or Japan).  The average royalty rate will increase as sales volumes increase due to the tiered sales calculations provided for in the license agreement and the expansion in the U.S. market now that  FDA approval has been received.  We received a prepayment of royalty revenue of $6.3 million (U.S. $4.3 million) in May 2003 from BSC which was recorded as deferred revenue and is being amortized to income as subsequent royalty payments otherwise due to us are reduced.   Included in the royalty revenue for the fifteen month period ended December 31, 2003 was $2.7 million of the prepaid royalty relating to sales made by BSC in the current period.  The remaining prepaid royalty of $3.6 million will be recorded as revenue as it is credited against future royalty revenue expected to be received over the next six months.  Royalty income is expected to increase significantly in 2004 based on the recent  FDA approval of the drug-eluting coronary stent.  However, as commercial sales have just recently begun in Europe, the U.S. and other world markets (not including Japan), we are not able to estimate future royalty amounts.

Expenditures

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods ended September 30,
		2003 (unaudited)	2002	2001
	$	$	$	$

Cost of goods sold	6,655	4,870	-	-
Royalty and license fees	2,603	1,334	-	-
Research and development (a)	21,027	15,126	16,311	15,114
Sales, general and administrative (a)	26,214	19,422	12,104	7,336
Amortization	14,617	9,047	3,141	2,112
	71,116	49,799	31,556	24,562

(a)  Stock based compensation expense of $2.0 million has been included in the research and development and sales, general and administrative expenditures for the twelve month period ended September 30, 2003 and $4.0 million in the operating loss for the fifteen month period ended December 31, 2003.

Cost of goods sold

Cost of goods sold relating to the sale of commercial products by Cohesion and STS, as a percentage of product sales, was 60% for the fifteen month period ended December 31, 2003.  The Cohesion and STS products had gross margins of 41% and 14% respectively from their respective dates of acquisition.  We did not have commercial sales in fiscal 2002 or fiscal 2001. Gross margins achieved throughout the period exceeded our expectations despite the distribution and licensing agreements with Baxter resulting in a portion of the product revenue remaining with Baxter, and a change in the packaging requirements for the CoSeal® product which resulted in additional one time manufacturing costs of approximately $567,000.

Royalty and license fees

Royalty and license fee expense incurred in the current fifteen month period primarily consist of license and royalty payments due to our licensors based on net royalty revenue received for the period.  The significant increase in this expense for the current period is directly related to the increase in royalty revenue for the same period.  Approximately $1.2 million of the current period expense relates to an accrual for a portion of balloon milestone payments that will become due to our licensors when our corporate partners reach certain levels of cumulative net sales of the drug-eluting stent.  There is approximately $700,000 of license fee expense remaining on these milestone payments which we expect will be fully expensed and paid by the second half of 2004.  Approximately $1.2 million of the current year expense related to the royalty on net sales of the drug-eluting stent owing to our licensors.

Research and development

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates as well as post approval product costs.  We track expenditures by these three categories and by the type of cost incurred.

For the fifteen month period ending December 31, 2003 approximately 55% of our research and development expenditures related to pre-clinical testing, 38% to clinical trials and 7% to post approval product costs.  In fiscal 2002 and 2001, approximately 63% and 53%, respectively, of our research and development expenditures were spent in preclinical research and development projects and 37% and 47%, respectively, were spent on clinical development programs.

Our preclinical research and development efforts are divided into several distinct product development programs, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action and filing patents related to our discoveries. The costs associated with these activities are primarily internal labour costs and we expect to continue to expand these efforts in 2004.

We are currently enrolled in six separate clinical programs, four of which commenced during the current year:

Clinical Programs

(in thousands of CDN$)	Study location	Enrolment start date	Estimated date of results	Estimated R&D Expenditures Oct 1, 2002 to Dec 31, 2003
Medical device coatings and implants:
Paclitaxel-loaded surgical vascular wrap – safety study	Europe	Sept 2003	Late 2005	$1,045

Therapeutics:
Rheumatoid arthritis – Phase 2	U.S.	Sept 2002	Mid 2005	$2,411
Severe psoriasis – Phase 1	U.S.	Nov 2000	Completed	$105

Non-drug loaded biomaterials:
Pivotal pulmonary sealant with CoSeal®	Europe	Mar 2003	Late 2004	$309
Pivotal myomectomy adhesion prevention with Adhibit™	Eur/Can	July 2003	Late 2004	$1,899
Feasibility study endometriosis adhesion prevention with Adhibit™	Canada	Oct 2003	Late 2004	$263

For any clinical trial, expenditures and results are generally affected by the time required to fully enrol patients into the study, the potential for periodic reviews by a data safety monitoring committee, the length of follow up required to measure efficacy and safety, the time of data analysis and the submission deadlines for presentation at medical conferences.  The costs primarily associated with these activities are internal labour and external clinical research organization expenditures.  We expect clinical trial expenditures to increase in 2004 as we hope to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenditures for the fifteen month period ended December 31, 2003 by type of costs incurred primarily consist of salaries and benefits ($10.1 million), external clinical trial expenditures ($2.7 million), preclinical contract research ($2.0 million), and patent costs ($1.8 million).  The remaining $4.4 million includes lab supplies, travel, occupancy and other research and development operating costs.

In general, all of the research and development cost categories increased over fiscal 2002 due to the inclusion of the extra three month period and an increase in research and development activity.   Research and development expenditures for the extra three month period from October 1 to December 31, 2003 were $5.9 million, which includes approximately $2.3 million in research and development costs from Cohesion (consisting primarily of salaries and clinical trial expenditures on the Adhibit™ and CoSeal® Lung clinical programs), and $100,000 from STS.  Significant changes for the fifteen month period ended December 31, 2003 compared to fiscal 2002 include increases in salaries and benefits of $5.3 million primarily due to the inclusion of Cohesion employees, stock based compensation expense of $1.2 million, and $880,000 in clinical trial expenditures due to an increase from 2 to 5 products in the clinic.  In addition to the severe psoriasis and rheumatoid arthritis programs which were underway in fiscal 2002, we commenced clinical studies for a perivascular wrap, pulmonary sealants, and an adhesion prevention gel.  Research and development expenditure increases were offset by significant decreases in milestone payments due to certain events achieved in fiscal 2002 ($2.8 million) and the purchase of paclitaxel and GMP contract manufacturing of PAXCEED TM in fiscal 2002 for on-going clinical trials ($1.9 million).

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices and implants; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the perivascular wrap, pulmonary sealants, adhesion prevention gel and rheumatoid arthritis programs. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the fifteen month period ended December 31, 2003 by type of costs incurred consist of salaries and benefits ($11.5 million), professional services ($4.6 million), Cohesion sales and marketing expenditures ($3.9 million), operating costs ($3.9 million) travel ($1.3 million), and occupancy costs ($1.0 million).  Each of these cost categories increased over fiscal 2002 due to the inclusion of the extra three month period and the inclusion of the Cohesion and STS sales, general and administrative costs.  Expenditures for the extra three month period from October 1 to December 31, 2003 were $6.8 million, which primarily consist of salary and benefit costs, including $1.6 million in stock based compensation expense, ($3.7 million) and professional fees ($1.3 million).  Significant changes for the fifteen month period ended December 31, 2003 compared to fiscal 2002 include increases in salaries and benefits ($6.6 million), primarily due to the inclusion of Cohesion employees and stock based compensation expense for the fifteen month period of $2.8 million, and sales and marketing costs ($3.9 million) for Cohesion’s commercial products which were incurred prior to the elimination of the sales and marketing work-force in April 2003.  Additional increases were in operating costs ($2.3 million), occupancy costs ($671,000) and travel costs ($445,000).  The additional increases are due to the escalating Director and Officer insurance policy premiums, costs to support our increased business development and corporate activities, and costs related to the occupancy of our new leasehold facility.  Professional fees were comparable to fiscal 2002.

Selling, general and administrative expenses for fiscal 2002 increased by 65%.  The largest increment came from a $2.9 million increase in external professional services related to merger and acquisition due diligence for projects that did not complete, corporate and securities counsel, and tax planning.  Salaries and benefits increased $1.1 million from $3.6 million in fiscal 2001 to $4.7 million in fiscal 2002.  A large part of the increase in salaries and benefits was related to one time retirement accrual expenses incurred on the retirement of a senior executive.  The remaining increases in expenses is related to expanded corporate activities related to a growing corporate entity and occupancy costs.

Selling, general and administrative expenses arising from the Cohesion acquisition have continued to decrease over time as a result of entering into an agreement with Baxter.  This agreement resulted in the elimination of the sales and marketing work-force and the reduction in the number of employees in the general and administrative department.  For fiscal 2004, we expect the selling, general and administrative expenditures to remain at a level similar to the period October 1, 2002 to December 31, 2003.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we undertake during fiscal 2004.

Amortization

Amortization expense relates to the amortization of property and equipment, medical technologies and intangible assets purchased through business combinations.  The significant increase for the fifteen month period ending December 31, 2003 includes amortization of $9.3 million on the identifiable intangible assets acquired from Cohesion, of which $6.7 million is for the CoSeal® intangible asset.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned from the Baxter license agreement, resulting in an acceleration of amortization expense on the CoSeal® intangible asset.  The remaining increase is a result of the additional amortization on the leasehold improvements and furniture and equipment acquired in the previous fiscal year and amortization of the Cohesion capital assets acquired in January 2003.

We expect the amortization expense to remain at a similar level for fiscal 2004 as the remaining amortization to be expensed on the CoSeal® intangible asset will offset against the increased amortization related to the STS intangible assets estimated to be $2.3 million for fiscal 2004.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  The non-drug loaded biomaterials segment was obtained as a result of the acquisition of Cohesion.  STS operations are included in the medical device coatings/implants segment.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred.

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31,	Twelve month periods ended September 30,
	2003	2003 (unaudited)	2002	2001
	$	$	$	$
Loss for reportable segments for the period
Medical device coatings/implants	(17,861)	(14,852)	(7,110)	(6,313)
Therapeutics	(4,342)	(3,681)	(10,704)	(14,584)
Non-drug loaded biomaterials	(9,918)	(9,899)	-	-

Total loss for reportable segments	(31,121)	(28,432)	(17,814)	(20,897)
Non-allocable corporate expenses	(11,197)	(7,104)	(6,412)	(2,542)
Total other (expense) income	(24,298)	(13,007)	4,083	15,112
Loss for the period	(67,616)	(48,543)	(20,143)	(8,327)

Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments.  Clinical studies are underway in each of the segments.

This increase in the loss for the medical device coatings and implants segment for the fifteen month period ended December 31, 2003 was due to the inclusion of an extra three month period, the commencement of the vascular wrap clinical trial and the continued focus of our research and development efforts on this segment.   The fiscal 2002 increase over fiscal 2001 was a net result of an increase in preclinical research and development activities and license and royalty payments, and a corresponding increase in the allocated general and administration costs, offset by a $6.2 million increase in revenues attributable to the milestone payments received from our corporate partners as compared to fiscal 2001.

The decrease in the loss for the therapeutics segment for the fifteen month period ended December 31, 2003, compared to fiscal 2002 and the decrease from fiscal 2001 to 2002 was due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002.  This also resulted in a lower allocation of general and administration expenses.  The secondary progressive multiple sclerosis program was discontinued due to failure of the Phase 2 study to meet statistical significance in its primary MRI objective.

The loss for non-drug loaded biomaterial products for the fifteen month period ended December 31, 2003 is related to the sale of approved products, research and development activities, and the pulmonary sealant and adhesion prevention gel clinical study activities of Cohesion.

The increase in non allocable corporate expenditures is due to the inclusion of the extra three month period of operations and the inclusion of stock based compensation expense.

Investment and Other (Expense) Income

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods ended September 30,
		2003 (unaudited)	2002	2001
	$	$	$	$

Foreign exchange (loss) gain	(27,942)	(14,914)	629	5,976
Investment and other income	3,745	2,008	3,454	9,136
Interest expense - capital lease	(101)	(101)	-	-
Total other (expenses) income	(24,298)	(13,007)	4,083	15,112

The net foreign exchange loss for the fifteen month period ended December 31, 2003 was attributable to the effect of the strengthening Canadian dollar (relative to the U.S. dollar) on our U.S. dollar cash and cash equivalents, and the U.S. short term and long term investment portfolio. The Canadian dollar to U.S. dollar exchange ratio increased from 1.59 to 1.35, for the twelve month period ended September 30, 2003.  Our monthly U.S denominated cash balance from October 1, 2002 to September 30, 2003 averaged approximately $63.5 million, resulting in a recorded foreign exchange loss of $14.9 million for the twelve month period.  At December 31, 2003 we continue to maintain in U.S. dollar denominations approximately U.S. $178.6 million of net proceeds from our October 2003 public offering.  The Canadian dollar to U.S. dollar exchange ratio also increased from 1.35 to 1.29 during the three month period from October 1, 2003 to December 31, 2003.  This increase combined with the higher balance of U.S. dollar denominated cash balances resulted in an additional $13.0 million foreign exchange loss recorded for the transitional quarter.  We maintain U.S. dollar cash and cash equivalents and short term and long term investments to meet our anticipated U.S. dollar operating and capital expenditures, potential acquisitions and in-licensing transactions in future periods.  We do not use derivatives to hedge against exposures to foreign currency, interest rate and other market risks arising from our balance sheet financial instruments because our future expenditures are anticipated to be largely in U.S. denominated currency.

The net foreign exchange gains in fiscal 2002 and 2001 were attributable to the effect of the strengthening U.S. dollar (relative to the Canadian dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate increased from 1.58 to 1.59 during fiscal 2002 and from 1.51 to 1.58 during fiscal 2001.

Commencing in January 2004, we are changing our functional and reporting currency to U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.  This change should result in less significant foreign exchange losses in 2004.  However, we will continue to hold Canadian dollar denominated cash and cash equivalents and short term investments to meet our Canadian company operating and capital expenditure requirements, which will be impacted by future fluctuations in the Canadian/U.S dollar exchange rates.  See "Liquidity and Capital Resources".

Investment and other income for the current fifteen month period increased compared to fiscal 2002 due to a higher balance of cash and cash equivalents and short and long term investments available from the $321 million in net proceeds received from our public offering in October 2003.  This increase is net of a decline in market yields available on short-term investments, declining to an average investment yield of 1.6% for the fifteen month period ended December 31, 2003, compared to 2.4% in fiscal 2002.

The decrease in fiscal 2002 compared to fiscal 2001was primarily due to the decline in market yields available on short term investments, declining to an average investment yield of 2.4% for the year ended September 30, 2002 from 5.9% for the same period in 2001, together with a decrease in the balance of cash and cash equivalents and short-term investments.  The Company expects that interest income will continue to fluctuate in relation to cash balances and interest yields.  See "Liquidity and Capital Resources".

Liquidity and Capital Resources

Since inception, we have financed technology acquisitions, research and development activities and capital expenditures primarily from public and private sales of equity securities.  We have also received proceeds from the licensing of our technology, milestone payments, product sales, royalty revenue and interest income.  In October 2003, we received net proceeds of $320.4 million upon closing a public offering for 11,500,000 common shares.

At December 31, 2003 we had working capital of approximately $382.7 million and cash resources, comprising cash and cash equivalents and short-term and long-term investments in the amount of $403.9 million. In aggregate, our cash resources increased by $267.5 million from $136.4 million at September 30, 2002.  At December 31, 2003, we retained approximately $286.8 million (U.S. $221.9 million) denominated in U.S. currency compared to approximately $104.1 million (U.S. $65.6 million) at September 30, 2002.  The significant increase in working capital and cash resources was a result of the October 2003 public offering.

We expect that our available cash resources, working capital, expected product and royalty revenue, estimated funding from corporate partnerships, and expected interest income, should be sufficient to satisfy the funding of existing product development programs, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent. We have six clinical trials underway as at December 31, 2003 and completion of these trials may take several years.  The length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over 3 to 5 years. However, the duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and costs therefore cannot be easily estimated.

Our contractual commitments consist of operating leases on office and laboratory space which expire through May 2012, with an option to renew through 2017.  The future minimum annual lease payments under these leases are as follows:

(in thousands of CDN$)	$
2004	2,345
2005	1,515
2006	1,472
2007	1,213
2008	1,252
Thereafter	4,695
12,492

Cash used in operating activities for the fifteen month period ended December 31, 2003 was $49.7 million comprising the loss for the period of $67.6 million, after adding back adjustments for items not involving cash of $28.2 million, and net changes in non-cash working capital items that used cash of $10.3 million, mainly due to an increase in accounts receivable and a decrease in accounts payable.  Cash used in operating activities for fiscal 2002 was $15.0 million comprising the loss for the period of $20.1 million, adding back non cash adjustments of $1.8 million and net changes in non-cash working capital items that provided cash of $3.3 million.

Net cash provided by investing activities was $23.1 million for the fifteen month period ending December 31, 2003.  The increase was primarily due to proceeds on maturing short-term investments, net of purchases, of $76.8 million less the purchase of long-term monetary investments of $20.9 million and cash used for the acquisition of STS of $31.2 million.  Net cash provided by investing activities in fiscal 2002 of $24.1 million was due to proceeds on maturing short-term investments, net of purchases of $28.7 million less purchase of capital assets of $6.5 million.

Additions to capital assets for the fifteen month period were $8.9 million including additions due to the acquisitions of Cohesion and STS, of $4.3 million and $975,000 respectively.  Included in the cash used for capital asset purchases in the current fifteen month period is $1.8 million that was included in accounts payable and accrued liabilities at the end of fiscal 2002.  Additions to capital assets in 2002 were $8.3 million, of which $1.8 million was included in accounts payables and accrued liabilities at the 2002 year end.  The fiscal 2002 additions primarily relate to leasehold improvements and office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $2.5 million, of which $1.8 million was received in fiscal 2002 and an additional $0.7 million was received in the current fifteen month period.  The leasehold inducement was deferred and will be amortized over the lease term of 10 years and will be offset against rent expense.

Cash used to acquire medical technologies during the fifteen month period ended December 31, 2003 of $2.4 million relates to payments made during the current period for medical technologies capitalized in September 2002 which reflect the payments due to certain licensors upon the European approval of our stent technology.   The acquisitions of Cohesion and STS resulted in additional identifiable intangible assets of $58.2 million compared to fiscal 2002.  The Cohesion identifiable intangible assets of $35.0 million were acquired by way of a share for share exchange which did not result in a cash outflow and the STS identifiable assets of $23.2 were purchased by way of cash.   The acquired identifiable intangible assets consist of developed product technologies, core technologies, in-process research and development and customer relationships.  The intangible assets are being amortized over their estimated useful lives, which have been estimated to be from two to ten years.

The goodwill balance of $40.9 million at December 31, 2003 consists of $32.6 million in goodwill from the Cohesion acquisition less $3.8 relating to foreign exchange effects on translation and $12.1 million from the STS acquisition.   The Cohesion goodwill was tested for possible impairment in October 2003 using a discounted cash flow method for valuation purposes.  We did not find any indication of impairment and therefore no write down of goodwill was required.  The STS goodwill acquired in December 2003 will be tested for possible indication of impairment before the end of fiscal 2004.

Net cash provided by financing activities was $353.8 million during the fifteen month period ended December 31, 2003 compared to $2.3 million in fiscal 2002.  This was primarily a result of our public offering of 11,500,000 common shares in October 2003 which resulted in net proceeds of $320.4 million.  In addition, employees exercised 3.9 million stock options during the fifteen month period ended December 31, 2003 for cash proceeds of $35.0 million.  We also paid out a $2.1 million capital lease assumed upon the acquisition of Cohesion.   The fiscal 2002 and 2001 financing activities were a result of proceeds received from the issuance of common shares on the exercise of stock options though our Employee Stock Option Plan.

We have recorded a future income tax liability of $4.7 million in regards to the identifiable intangible assets that were acquired from STS in December 2003.  At December 31, 2003, we provided a valuation allowance equal to our future tax asset due to not having established a pattern of profitable operations for income tax reporting purposes.

Commitments and Risks Related to Our Business

We have no relationships with any “special purpose” entities and we have no commercial commitments with related parties. The only contractual obligations that we have are in the form of operating leases and future research and development expenditures.

We enter into indemnification agreements with certain officers and directors.  In addition, we enter into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, we maintain liability insurance that limits the exposure and enables us to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities.  At December 31, 2003, we had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates to June 2006, selected based on the expected timing of future expenditures for continuing operations.  If market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 2003, the fair value of the portfolio would decline by an immaterial amount.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments.

We are exposed to credit risk related to specific customers.  During the fifteen month period ended December 31, 2003, revenue from one licensee in the medical device coatings/implants segment represented approximately 20% of total revenue and revenue from one customer in the non-drug loaded biomaterials products segment represents approximately 54% of total revenue.   We had accounts receivable of $4,463,000 (US $3,453,000) at December 31, 2003 due from the customer in the non-drug loaded biomaterials products segment, which was fully collected subsequent to period end.   We are dependant upon BSC in regards to the commercial success of the drug-eluting stent.  We do not have control over the sales and marketing effort, the stent pricing, production volumes or distribution.  Our involvement is limited to the terms of the contractual agreements which provide for the receipt of royalty revenue based on the net sales of BSC and specify the applicable royalty rates.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses.  With a significant portion of our current cash resources denominated in U.S. dollars, a sudden or significant change in foreign exchange rates could have a material effect on our future operating results or cash flows.  Based on the total U.S. dollar denominated funds that we held at December 31, 2003 of U.S. $221.9 million, an increase in the value of the Canadian dollar of 5% against the U.S. dollar, would result in an unrealized foreign currency translation loss of approximately $13.6 million.  We purchase goods and services in both Canadian and U.S. dollars and to-date, earn a significant portion of our license and milestone revenues in U.S. dollars.  Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

One of our partners, BSC, is involved in several legal proceedings concerning challenges to its stent business.   As an example, current material litigation proceedings relate to the stent design, Express2TM, used in BSC’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking preliminary and permanent injunctions to prohibit BSC from making, using, selling, offering for sale or importing the Express2TM stent into the United States. If Cordis is successful in obtaining an injunction, we and our partner, BSC, would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or we or one of our partners are able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly delayed.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on BSC’s ability to sell its Express2TM stent in the United States.  We expect that either of our partners may be involved in other material legal proceedings in the future.

Subsequent Events

In January 2004, the shareholders authorized a 2 for 1 stock split of the company’s common share capital and approved a new stock option plan.  The 2 for 1 stock split takes effect in early February 2004. However, the Management Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been retroactively adjusted to give effect to the stock split.  The new 2004 stock option plan (“New Plan”) reduces the length of an option’s term from ten to five years, provides for the exercise period to be extended in the case of blackout periods, provides non-discretionary options for independent directors and reduces the percentage of common shares subject to the New Plan to 15% from 20% under the current plan.  The New Plan results in 1.1 million additional options (pre-split) available for grant to directors, officers and employees.

On March 4, 2004, BSC received FDA approval to market its TAXUS TM Express2TM  paclitaxel-eluting stent system.  BSC plans to launch the product in the United States immediately.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance .

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for the next several years, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Managements’  Responsibility  for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP conduct an independent examination, in accordance with Canadian and U.S. generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/William Hunter

/s/David Hall

William Hunter

David Hall

President and CEO

CFO

Consolidated Financial Statements

Angiotech Pharmaceuticals, Inc.

December 31, 2003

AUDITORS’ REPORT

To the Shareholders of

Angiotech Pharmaceuticals, Inc.

We have audited the consolidated balance sheets of Angiotech Pharmaceuticals, Inc. as at December 31, 2003 and September 30, 2002 and the consolidated statements of loss and deficit and cash flows for the fifteen month period ended December 31, 2003 and each of the years in the two year period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and September 30, 2002 and the results of its operations and its cash flows for the fifteen month period ended December 31, 2003 and each of the years in the two year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, except for the change in the method of accounting for stock based compensation as described in note 3 to the consolidated financial statements, these principles have been applied on a consistent basis.

Vancouver, Canada,

/s/ Ernst & Young LLP

February 13, 2004 (except as to note 13                               Chartered Accountants
which is as of February 27, 2004)

Angiotech Pharmaceuticals, Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(in thousands of CDN$)	December 31,	September 30,
As at	2003	2002
	$	$
ASSETS
Current
Cash and cash equivalents [note 6]	341,361	14,533
Short-term investments [note 6]	42,216	121,817
Accounts receivable	7,358	1,051
Inventories [note 7]	2,476	-
Deferred costs	2,024	-
Prepaid expenses and deposits	2,145	519
Total current assets	397,580	137,920
Long term investments [note 8]	21,230	-
Capital assets [note 9]	13,100	8,958
Intangible assets, net [note 10]	47,150	4,687
Goodwill [note 4]	40,913	-
Other assets	743	-
	520,716	151,565
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,401	8,898
Deferred revenue – current portion	5,516	615
Total current liabilities	14,917	9,513
Deferred revenue	2,701	103
Deferred leasehold inducement [note 12]	2,937	2,537
Future income tax liability [note 14]	4,674	-
	10,312	2,640
Commitments and contingencies [notes 15]
Shareholders’ equity
Share capital [note13(b)]
Common shares issued:
December 31, 2003 – 83,174,522
September 30, 2002 – 62,927,468	622,391	199,607
Contributed surplus [notes 4(a), 13(d) and 13(f)]	9,060	74
Deficit	(127,885)	(60,269)
Cumulative translation adjustment	(8,079)	-
Total shareholders’ equity	495,487	139,412
	520,716	151,565
See accompanying notes

On behalf of the Board:

/s/ David Howard

/s/ Kenneth H. Galbraith, CA

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
	$	$	$
REVENUE
Product sales	11,130	-	-
License fees	10,859	7,322	1,123
Royalty revenue	5,809	8	-
	27,798	7,330	1,123
EXPENSES
Cost of goods sold - product sales	6,655	-	-
License and royalty fees	2,603	-	-
Research and development	21,027	16,311	15,114
Selling, general and administration	26,214	12,104	7,336
Amortization	14,617	3,141	2,112
	71,116	31,556	24,562
Operating loss	(43,318)	(24,226)	(23,439)
Other (expenses) income:
Foreign exchange (loss) gain	(27,942)	629	5,976
Investment and other income	3,745	3,454	9,136
Interest expense - capital lease [note 11]	(101)	-	-
Total other (expenses) income	(24,298)	4,083	15,112
Loss for the period	(67,616)	(20,143)	(8,327)
Deficit, beginning of period	(60,269)	(40,126)	(31,799)
Deficit, end of period	(127,885)	(60,269)	(40,126)
Basic and diluted loss per common share	(0.96)	(0.32)	(0.14)
Weighted average number of common shares outstanding (in thousands)	70,580	62,532	61,656

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of CDN$)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
	$	$	$

OPERATING ACTIVITIES
Loss for the period	(67,616)	(20,143)	(8,327)
Add items not involving cash:
Amortization	16,110	3,141	2,112
Unrealized foreign exchange loss (gain)	1,597	(676)	(2,475)
Unrealized (gain) loss on investments	-	119	-
Deferred leasehold inducement	400	-	-
Loss on disposal of capital assets	2	97	-
Equity income [note 8(a)]	(230)	-	-
Stock based compensation expense [note 13(d)]	4,024	-	-
Deferred revenue	6,323	(884)	(690)
Net change in non-cash working capital items relating to operations [note 19]	(10,293)	3,330	(411)
Cash used in operating activities	(49,683)	(15,016)	(9,791)

INVESTING ACTIVITIES
Purchase of short-term investments	(269,662)	(140,640)	(215,330)
Proceeds from short-term investments	346,512	169,329	222,630
Purchase of long-term investments	(20,925)	-	-
Purchase of capital assets	(5,282)	(6,489)	(644)
Proceeds on disposal of capital assets	8	9	-
Acquisition of Cohesion [note 4(a)]	2,785	-	-
Acquisition of STS [note 4(b)]	(31,236)	-	-
Restricted cash [note 11]	2,434	-	-
Other assets	117	-	-
Leasehold inducements received	715	1,822	-
Cost of medical technologies	(2,351)	-	(114)
Cash provided by investing activities	23,115	24,031	6,542

FINANCING ACTIVITIES
Repayments of capital lease obligation [note11]	(2,084)	-	-
Issuance of common shares – net of issue costs	320,928	-	-
Proceeds from stock options exercised	34,992	2,308	2,350
Cash provided by financing activities	353,836	2,308	2,350
Effect of exchange rate changes on cash and cash equivalents	(440)	-	-
Net increase (decrease) in cash and cash equivalents during the period	326,828	11,323	(899)
Cash and cash equivalents, beginning of period	14,533	3,210	4,109
Cash and cash equivalents, end of period	341,361	14,533	3,210

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.

NATURE OF BUSINESS

Angiotech Pharmaceuticals, Inc. (the “Company”), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of enhancing the performance of medical devices and biomaterials through the innovative use of therapeutics.

The Company has financed its cash requirements primarily from share issuances, proceeds from the licensing of our technology, milestone payments, product sales, royalty revenue and investment income. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

On September 9, 2003, the Company announced its intention to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.  Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the fifteen month period ended December 31, 2003.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 17.  A summary of the significant accounting policies are as follows:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Actual results could differ from those estimates.

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting.  Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

Prior to October 1, 2003, the Company translated the accounts of one of its subsidiaries, using the current rate method of accounting as it was considered to be a self-sustaining subsidiary.  Under this method, asset and liability accounts were translated at the rate of exchange prevailing at the balance sheet date.  Shareholder’s equity accounts were translated at applicable historical rates.  Revenue and expense items were translated at the average rate of exchange for the period.  The foreign exchange gain or loss on translation was recorded as a cumulative translation adjustment, reported as a component of shareholders’ equity.  As a result of significant changes in the economic facts and circumstances, the Company re-classified the investment as an integrated subsidiary and adopted the temporal method of accounting as of October 1, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of cost plus accrued interest and market.

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market.

Inventories

Raw materials are recorded at the lower of cost and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Long-term investments

Long-term investments where the Company exercises significant influence are accounted for using the equity method.  Other long-term investments are recorded at cost less any provision for a loss in value that is other than temporary.  The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of the loss for the period.

Capital assets

Capital assets are recorded at cost less accumulated amortization, related investment tax credits, government grants and specific funding under research contract arrangements. Amortization is provided using the straight-line method over the following terms:

Computer equipment

3 years

Research equipment

5 years

Manufacturing equipment

3 - 7 years

Office furniture and equipment

3 - 5 years

Leasehold improvements

Term of the lease

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are not amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination or other transaction are amortized based on their estimated useful lives.

Goodwill and indefinite life intangible assets acquired in a business combination are tested for impairment on an annual basis and at any other time if an event occurs or circumstances change that would indicate that an impairment may exist.  When the carrying value of a reporting unit’s goodwill or indefinite life intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Amortization of intangible assets with finite lives is provided using the straight-line method over the following terms:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Developed product and core technologies

2 – 10 years

In-process research and development

7 – 10  years

Customer relationships

5 years

Medical technologies

5 – 7 years

The Company reviews the carrying value of intangible assets with finite lives, capital assets and other long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment.  An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  No impairment relating to long-lived assets, including goodwill and intangible assets, has been identified by the Company for the fifteen month period ended December 31, 2003 and the years ended September 30, 2002 and 2001.

Revenue recognition

Product sales

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped from the Company’s facilities to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns.  These provisions are established in the same period as the related product sales are recorded and are based on estimates derived from historical experience.  Products shipped but for which the ultimate sales price is not known are recorded as deferred costs.  Such deferred costs will be recorded as an expense as associated sales are recorded.

License fees

License fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.

Royalty revenue

Royalty revenue is recognized when the Company has fulfilled the terms, in accordance with the contractual agreement, and has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period the rate becomes substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Government grants

Government assistance is recorded as a reduction of the related expenditures or capital assets, provided the grants are not repayable.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the project meets Canadian generally accepted accounting criteria for deferral and amortization.

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding during the year, excluding contingently issuable shares, if any. Diluted loss per common share is equivalent to basic loss per share as the outstanding options are anti-dilutive.

Stock based compensation

The Company grants stock options to employees, directors, consultants and clinical advisory board members pursuant to a stock option plan described in note 13(c).  The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled since October 1, 2002 [note 3].  For awards granted modified or settled prior to October 1, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant.  The pro forma information is presented in note 13(e).

Deferred leasehold inducement

Leasehold inducements are deferred and amortized to reduce rent expense on a straight line basis over the term of the lease.

3.

CHANGES IN ACCOUNTING POLICIES

Stock based compensation

Effective October 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" requiring the use of the fair value method of accounting for stock based compensation transactions.  The new recommendations have been adopted prospectively.  Prior to the adoption of this standard, the settlement method was used whereby any consideration received on the exercise of stock options or the purchase of stock was credited to share capital.  As required by the new recommendations, the Company discloses the pro forma effects of awards granted, modified or settled prior to October 1, 2002 to the loss for the period and basic and diluted loss per share for the period as if the fair value method had been in use at the date of grant [notes 13(d) and (e)].

4.

ACQUISITIONS

(a) Cohesion Technologies, Inc.

On January 31, 2003, the Company acquired all of the common shares of Cohesion Technologies, Inc. (“Cohesion”), a U.S. based Company.  This acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of Cohesion have been included in the consolidated financial statements of the Company from January 31, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(in thousands of $, except share amounts)	January 31, 2003	January 31, 2003
	U.S. $	Canadian $
Cash and cash equivalents	2,464	3,767
Restricted cash	1,802	2,756
Other current assets	2,706	4,138
Capital assets	2,824	4,318
Other non-current assets	289	442
Identifiable intangible assets	19,450	29,739
In-process research and development	3,430	5,244
Goodwill	21,316	32,592
Current liabilities	(5,219)	(7,980)
Other non-current liabilities	(1,112)	(1,700)
	47,950	73,316
Consideration:
Common shares (4,811,256 common shares reflecting stock splits [notes 13 and 21])	44,063	67,372
Cash consideration on fractional shares	15	23
Fair value of vested stock options (contributed surplus)	3,245	4,962
Acquisition costs	627	959
	47,950	73,316

Common share consideration

The value of common shares was determined by using the average selling price on the NASDAQ stock exchange for the three days up to the acquisition date of January 31, 2003, resulting in an average share price of $14.00 (U.S. $9.16), reflecting each of the stock splits on March 3, 2003 and February 4, 2004 [notes 13 and 21].

Fair value of stock options

The Company used the Black-Scholes option pricing model to estimate the fair value of the stock options assumed at the acquisition date, using the following weighted average assumptions:  dividend yield of 0%; risk fee interest rate of 5.02%; volatility factor of the expected market price of the Company's common stock of 50.1%; and a weighted average expected life of the options of 2 years.

Description of acquisition

Cohesion has a patent portfolio that includes approximately 75 issued U.S. patents with 10 patent applications pending in the U.S.  This patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biosurgical products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.

Cohesion had the following product portfolio at the time of acquisition:

CoStasis® Surgical Hemostat, Cohesion’s first biosurgical product, is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Cohesion received CE mark approval for CoStasis® in September 1998, and in June 2000, Cohesion received approval from the United States Food and Drug Administration (“FDA”) to market CoStasis® in the U.S.   The product is also approved for sale in Australia and Canada.

CoSeal® Surgical Sealant, Cohesion’s second biosurgical product, is a fully synthetic biosealant designed for sealing vascular grafts, and other tissues and sites of incision. Cohesion received CE Mark approval for CoSeal® in February 2000 and received approval from the FDA to market CoSeal® in the U.S. in December 2001. Cohesion launched the product in the U.S. in January 2002.  The product is also approved for sale in Australia and Canada.  Cohesion received CE Mark approval in August 2002 permitting the sale of Cohesion’s Adhibit™ adhesion prevention gel to prevent or reduce the incidence, severity and extent of post-surgical adhesion formation in patients undergoing cardiac surgery.

Identifiable intangible assets

At the acquisition date, Cohesion had several developed products that provided a stream of identifiable benefits from the sale of these products.  The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 11%, resulting in an allocated fair value of $24.2 million at the date of acquisition. Cohesion also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies.  The core patented technology was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.5 million at the date of acquisition.

In addition, Angiotech acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.2 million at the date of acquisition.  The in-process research and development acquired has been written off as of the acquisition date, for U.S. GAAP purposes [note 17].

The impact of foreign exchange on the balances of intangible assets, in-process research and development and goodwill as a result of translating these amounts using the current rate method until October 1, 2003 was a reduction of $7,714,000 with a corresponding decrease in the cumulative translation adjustment.

(b)  STS Biopolymers, Inc.

On December 4, 2003, the Company acquired all of the common shares of STS Biopolymers, Inc. (“STS”), a U.S. based Company, for cash consideration.  This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of STS have been included in the consolidated financial statements of the Company from December 4, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the preliminary fair values on the date of acquisition as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(in thousands of $)	December 4, 2003	December 4, 2003
	U.S. $	Canadian $
Cash and cash equivalents	146	191
Other current assets	1,465	1,919
Capital assets	745	975
Other non-current assets	14	19
Identifiable intangible assets	14,600	19,126
In-process research and development	3,100	4,061
Goodwill	9,257	12,128
Current liabilities	(1,379)	(1,807)
Future income tax liability	(3,568)	(4,674)
	24,380	31,938
Consideration:
Cash paid to shareholders	20,204	26,467
Cash paid to debtholders	2,813	3,685
Liabilities assumed	160	210
Acquisition costs	1,203	1,576
	24,380	31,938

The purchase price is expected to be finalized in the first quarter of 2004 upon completion of the formal valuation.

Description of acquisition

Located in Henrietta, New York, STS specializes in the development and manufacturing of state-of-the-art biocompatible coatings for medical devices.  The STS coatings are in commercial use on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires.  STS also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT ®) coatings to a wide variety of medical device partners.

Identifiable intangible assets

At the acquisition date, STS had several developed products that provided a stream of identifiable benefits from the sale of these products.  The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $10.3 million at the date of acquisition.  STS also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies.  The core patented technology was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $7.2 million at the date of acquisition.   The Company also allocated $1.6 million to customer relationships as an identifiable intangible asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

In addition, Angiotech acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 22%, resulting in an allocated fair value of $4.1 million at the date of acquisition.  The in-process research and development acquired has been written off as of the acquisition date, for U.S. GAAP purposes [note 17].

5.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, accounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.  See note 8 for the fair value of long-term investments.

Financial risk includes interest rate risk, exchange rate risk and credit risk.  Interest rate risk arises due to the Company’s investments bearing fixed interest rates.  Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in United States dollars and a significant portion of the Company’s expenses are denominated in Canadian dollars.  Credit risk arises as the Company provides credit to its customers in the normal course of business.  The Company carries out credit evaluations of its customers on a continuing basis.

6.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

At December 31, 2003, included in cash and cash equivalents is $239,682,578 (US $185,455,264) denominated in US dollars [September 30, 2002 - $9,811,728 (US $6,187,242)].

Short-term investments are substantially comprised of investment grade commercial debt with an average fixed interest rate of 1.7% [September 30, 2002 – 2.6%] and maturities to December 2004 [September 30, 2002 - June 2003]. Included in short-term investments at December 31, 2003 are investments of $27,096,765 (US $20,966,237) denominated in U.S. dollars [September 30, 2002 - $94,247,971 (US $59,432,444)].

At December 31, 2003, the fair value of the short-term investments was approximately $42,218,000 [September 30, 2002 - $121,923,000], based on quoted market prices.

7.

INVENTORIES

(in thousands of CDN$)	December 31, 2003 $	September 30, 2002 $

Raw materials	391	-
Work in process	995	-
Finished goods	1,090	-
	2,476	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

8.

LONG TERM INVESTMENTS

(in thousands of CDN$)	December 31, 2003 $	September 30, 2002 $

Investments accounted for by the equity method:
NeuColl, Inc. (a)	905	-
Investments accounted for at cost (b)	20,325	-
	21,230	-

a)

NeuColl Inc.

Effective January 31, 2003, through the acquisition of Cohesion [note 4], the Company acquired a 39.6% equity interest in NeuColl Inc. and a US$200,000 convertible debenture. NeuColl Inc. is a privately held medical device company engaged in the development and commercialization of collagen-based products for musculoskeletal repair.  The debenture bearing interest at 7% per annum and due June 20, 2003 can be converted into common shares at a rate of US$0.50 per US$1.00 of convertible debenture at the option of Cohesion.  At the acquisition date, the Company allocated no value to the equity investment and US$200,000 to the convertible debenture receivable.   The Company also acquired 3,000,000 warrants to purchase common shares of NeuColl at US$0.50 per share that expire on February 1, 2006 as part of the Cohesion acquisition.  In July 2003, Cohesion exercised 1,000,000 of the warrants at a cost of US$500,000, increasing its equity interest to 46.6%, and recorded the amount as a long-term investment.

For the period February 1, 2003 to December 31, 2003, the Company recorded equity income of $230,000 (US $165,000) as its share of NeuColl’s net income.  The fair value of the investment in the private company is not readily determinable.

b)

Investments recorded at cost

Investments recorded at cost are denominated in U.S. dollars (US$15,548,289) and are substantially comprised of government agency notes with an average yield to maturity of 2.2% [September 30, 2002 – nil] and maturities ranging from May 2005 to June 2006 [September 30, 2002 - nil].

At December 31, 2003, the fair value of long-term investments recorded at cost was approximately $20,809,000 (September 30, 2002 – nil) based on quoted market prices

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

9.

CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
(in thousands of CDN$)	$	$	$
December 31, 2003
Computer equipment	4,106	1,868	2,238
Research equipment	3,412	1,821	1,591
Manufacturing equipment	3,660	1,500	2,160
Office furniture and equipment	1,782	516	1,266
Leasehold improvements	6,648	803	5,845
	19,608	6,508	13,100

		Accumulated	Net book
	Cost	amortization	value
(in thousands of CDN$)	$	$	$
September 30, 2002
Computer equipment	1,910	992	918
Research equipment	1,889	1,193	696
Office furniture and equipment	1,284	97	1,187
Leasehold improvements	6,164	7	6,157
	11,247	2,289	8,958

10.

INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
(in thousands of CDN$)	$	$	$
December 31, 2003
Medical technologies	10,397	8,282	2,115
Developed product technologies	31,686	7,797	23,889
Core technologies	12,134	646	11,488
In-process research and development	8,693	607	8,086
Customer relationships	1,572	-	1,572
	64,482	17,332	47,150
September 30, 2002
Medical technologies	10,397	5,710	4,687

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

11.

CAPITAL LEASE OBLIGATION

The Company acquired a lease agreement relating to manufacturing equipment and leasehold improvements upon the acquisition of Cohesion.  The lease was due to expire in August 2004 and was collateralized by assets and restricted cash.  In November 2003, the Company paid out the lease for a net cash payment of $1,375,000 and the balance of restricted cash of $1,817,000 was released to the Company.

12.

DEFERRED LEASEHOLD INDUCEMENT

The deferred leasehold inducement is comprised of a tenant improvement allowance and is being amortized to reduce rental expense on a straight line basis over the initial ten year term of the lease which commenced in October 2002.

13.

SHARE CAPITAL

On each of March 3, 2003 and February 4, 2004 [note 21], the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to each of the stock splits.

a)

Authorized

200,000,000 Common shares without par value

50,000,000 Class I Preference shares without par value

The Class I Preference shares are issuable in Series. The directors may, by resolution, fix the number of shares in a series of Class I Preference shares and create, define and attach special rights and restrictions as required.  None of these shares are currently issued and outstanding.

b)

Issued and outstanding

	No. of	Amount
(in thousands of CDN$, except share amounts)	shares	$
Common shares
Balance, September 30, 2000	61,026,388	192,981
Issued for cash upon exercise of stock options	1,096,628	2,350
Balance, September 30, 2001	62,123,016	195,331
Issued upon exercise of common share purchase warrants [note 13(f)]	100,256	1,968
Issued for cash upon exercise of stock options	704,196	2,308
Balance, September 30, 2002	62,927,468	199,607
Issued on acquisition of Cohesion [note 4]	4,811,256	67,372
Issued for cash pursuant to public offering - net	11,500,000	320,420
Issued for cash upon exercise of stock options	3,935,798	34,992
Balance, December 31, 2003	83,174,522	622,391

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

In October 2003, the Company completed a public offering of 11,500,000 common shares at a price of $29.51 per share (US $21.88 per share) for gross proceeds of $339 million (US $252 million).  Total net proceeds to the Company amounted to $320 million (US $238 million) after underwriting commissions and other expenses.

As at February 27, 2004, taking into account the stock split on February 4, 2004 [note 21], the Company had 83,413,580 common shares issued and outstanding for a total of $625,456,650.

c)

Stock Options

Angiotech Pharmaceuticals, Inc.

In 1998, the Company established a Stock Option Plan (“1998 Plan”), whereby options to purchase shares of the Company’s stock may be granted to employees, directors, consultants and clinical advisory board members. The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years. Options granted are also subject to certain vesting provisions. During the year ended September 30, 2000, the Company obtained shareholder approval to amend the number of stock options available for granting under the Plan from 7,075,460 common shares to 8,062,084 common shares. On March 6, 2001, the shareholders approved the adoption of the 2001 Stock Option Plan (“2001 Plan”), which supercedes the 1998 Plan and increased the number of stock options available for granting to 12,304,644 common shares of which 25,384 [September 30, 2002 – 1,070,520] options are available for issuance pursuant to the 2001 Plan.

A summary of the stock option transactions is as follows:

	No. of optioned shares	Weighted average exercise price $
Balance, September 30, 2000	6,170,972	5.41
Granted	3,422,000	15.40
Exercised	(1,096,628)	2.14
Forfeited	(69,856)	12.74
Balance, September 30, 2001	8,426,488	9.83
Granted	2,463,200	20.23
Exercised	(704,196)	3.28
Forfeited	(295,120)	16.01
Balance, September 30, 2002	9,890,372	12.70
Granted	1,656,256	14.92
Exercised	(3,088,136)	8.10
Forfeited	(622,328)	18.64
Balance, December 31, 2003	7,836,164	14.52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

These options expire at various dates from February 5, 2006 to August 13, 2013.

As of February 27, 2004, taking into account the stock split on February 4, 2004 [note 21], there were 9,123,424 stock options outstanding (of which 5,322,821 are exercisable) at a weighted average exercise price of $17.31.  The total amount outstanding includes stock options granted and exercised subsequent to year end of 1,437,888 and 150,628 respectively.

Cohesion Technologies, Inc.

On January 31, 2003, upon the acquisition of Cohesion, the Company assumed a total of 1,101,488 stock options outstanding under Cohesion's stock option plans including the 1998 Stock Option Plan.  Under the 1998 Stock Option Plan, options may be granted to the Company's employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years.  Options granted are also subject to certain vesting provisions.  Each Cohesion stock option is converted into one Angiotech common share upon exercise.

A summary of the Cohesion stock option transactions for the period from January 31, 2003 to December 31, 2003 is as follows:

	No. of Optioned Shares	Weighted average Exercise price
Outstanding at January 31, 2003	1,101,488	US $9.55
Granted	153,744	US $10.28
Exercised	(847,662)	US $8.39
Forfeited	(74,450)	US $17.17
Outstanding at December 31, 2003	333,120	US $11.14

These options expire at various dates from May 20, 2004 to June 3, 2013.

As of February 27, 2004, taking into account the stock split on February 4, 2004 [note 21], there were 244,690 stock options outstanding (of which 126,329 are exercisable) at a weighted average exercise price of $10.75.

Stock options outstanding

The options outstanding under all option plans are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

	Options outstanding December 31, 2003			Options exercisable December 31, 2003
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
$0.69	114,000	2.10	$0.69	114,000	$0.69
$2.25-$3.03	422,272	4.79	$2.79	422,272	$2.79
$3.75-$4.24	589,530	5.81	$4.19	589,530	$4.19
$11.47-$14.84	3,555,300	7.85	$13.62	2,006,050	$13.56
$15.10-$19.75	1,597,672	7.09	$17.03	1,213,192	$17.07
$21.39-$30.71	1,557,390	8.05	$22.08	785,276	$21.53
	7,836,164	7.33	$14.52	5,130,320	$13.36
The following options are exercisable in USD:
US $4.58-$5.67	23,864	8.25	$5.41	23,864	$5.41
US $6.41-$9.60	199,462	8.05	$9.08	94,358	$8.50
US $10.37-$13.72	44,016	5.53	$11.80	44,016	$11.80
US $15.10-$18.70	33,450	8.22	$15.98	17,110	$16.82
US $20.04-$29.65	32,328	6.37	$22.21	32,328	$22.21
	333,120	7.58	$11.14	211,676	$11.60

d)

Stock based compensation expense

The estimated fair value of the stock options issued during the fifteen month period ended December 31, 2003 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Fifteen months ended December 31, 2003
Dividend Yield	Nil
Annualized Volatility	67.5%
Risk-free Interest Rate	3.92%
Expected Life (Years)	3

The estimated fair value of the options granted to the Company’s officers, directors, and employees in the fifteen month period ended December 31, 2003 is amortized to expense on a straight-line basis over the vesting period resulting in compensation expense of $2,789,000. The weighted average fair value of stock options granted in the fifteen month period ended December 31, 2003 was $6.80.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

During the fifteen month period ended December 31, 2003, as the result of an employee termination agreement, the Company accelerated the vesting of 79,458 stock options to an immediate vesting from approximately 1.7 years. The Company recorded compensation expense of $1,235,000 based on the estimated fair value of the modified award.  The estimated fair value was determined using the Black-Scholes option pricing model using the following assumptions: dividend yield – nil; volatility – 46%, risk-free interest rate 3.88% and expected life – 30 days.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model do not necessarily provide a reliable single measure of the fair value of its employee stock options.

e)

Pro forma disclosure

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation using a fair value based method for all stock based awards granted, modified or settled prior to October 1, 2002:

(in thousands of CDN$, except per share amounts)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
	$	$	$

Loss for the period	(67,616)	(20,143)	(8,327)
Add: Fair value of stock based compensation	(18,516)	(20,769)	(14,487)

Pro forma loss for the period	(86,132)	(40,912)	(22,814)

Basic and diluted loss per common share
As reported	(0.96)	(0.32)	(0.14)
Pro forma	(1.22)	(0.66)	(0.37)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock option compensation is amortized to expense over the vesting period and additional options may be granted in future periods.  The weighted average fair value of stock options granted in the years ended September 30, 2002 and 2001 was $9.79 and $10.11 respectively.  The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

	Year ended September 30, 2002	Year ended September 30, 2001

Dividend Yield	Nil	Nil
Annualized Volatility	50%	74%
Risk-free Interest Rate	4.0%	4.4%
Expected Life (Years)	5	5

f)

Common share purchase warrants

In November 2001, the Company issued 100,256 common shares in net settlement of the remaining 120,000 common share purchase warrants which were granted pursuant to a licensing agreement entered into in December 1998. Accordingly, the estimated fair value of the warrants of $1,968,000 was transferred from contributed surplus to share capital.

g)

Shareholder rights plan

Pursuant to a shareholders rights plan (the “Plan”) approved February 10, 1999 and amended March 5, 2002, the holder of the right is entitled to acquire, under certain conditions, common shares of the Company at a 50% discount to the market upon a person or group of persons acquiring 20% or more of the common shares of the Company. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan is valid until the first shareholders meeting held after March 5, 2005.

14.

INCOME TAXES

As at December 31, 2003, the Company has scientific research and experimental development expenditures in the amount of $39,109,000 (September 30, 2002 - $34,129,000) available for carry-forward indefinitely to reduce future taxable income.  The Company also has unclaimed Canadian and U.S. federal and provincial/state investment tax credits of approximately $11,154,000 and $4,173,000 respectively (September 30, 2002 - $7,813,000 and $2,363,000) available to reduce future income taxes otherwise payable.  The Company also has loss carry forwards of approximately $78,837,000 (September 30, 2002 - $23,512,000) available to offset future taxable income in Canada ($33,829,000), the United States ($24,186,000), Switzerland ($18,206,000) and the Netherlands ($2,615,000).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

The investment tax credits and loss carry forwards expire as follows:

(in thousands of CDN$)	Federal investment tax credits $	Provincial/state investment tax credits $	Loss carryforwards $
2004	-	-	3,192
2005	-	-	3,129
2006	83	-	3,996
2007	240	-	-
2008	900	-	4,954
2009	1,329	54	13,272
2010	1,613	625	15,399
2011	2,047	828	8,094
2012	1,531	818	-
2013	1,130	612	-
2014	314	160	-
2019	535	-	-
2020	550	-	-
2021	417	-	1,430
2022	275	-	9,379
2023	190	-	11,199
2024	-	-	2,178
Indefinitely	-	1,076	2,615
	11,154	4,173	78,837

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Significant components of the Company’s future tax assets as of December 31, 2003 are shown below.

	December 31, 2003	September 30, 2002
(in thousands of CDN$)	$	$
Future tax assets:
Book amortization in excess of tax depreciation	3,717	1,457
Loss carry forwards	24,091	7,006
Capital loss carry forwards	3,825	-
Research and development deductions and credits	25,609	18,708
Other assets	6,482	1,734
Total future tax assets	63,724	28,905
Valuation allowance	(51,303)	(28,786)
Total future tax assets	12,421	119
Future tax liabilities:
Identifiable intangible assets	(17,095)	-
Unrealized foreign exchange gain	-	(119)
Total future tax liabilities	(17,095)	(119)
Net future tax liability	(4,674)	-

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future tax assets.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.  In addition, due to the change in control of the acquired companies during the period, the future utilization of certain loss carryforwards and tax credits that were incurred by the acquired companies prior to acquisition will be restricted and subject to annual limitations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 39.25% [2002 - 40.87%; 2001 - 44.87%] statutory tax rate, is:

	Fifteen months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001
(in thousands of CDN $)	$	$	$
Income taxes at statutory rates	(26,539)	(8,233)	(3,736)
Effect of Canadian tax rate changes on future tax assets and liabilities	1,142	1,535	2,471
Foreign tax rate differences	3,273	6,668	-
Research and development credits	(1,477)	(2,249)	(1,408)
Losses not deductible for tax purposes	4,768	-	-
Other differences	711	5	(753)
Change in valuation allowance, excluding the impact of acquisitions	18,122	2,274	3,426
	-	-	-

15.

COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into operating lease agreements for office and laboratory space which expire through May 2012, with an option to renew through 2017. Future minimum annual lease payments under these leases are as follows:

(in thousands of CDN$)	$
2004	2,345
2005	1,515
2006	1,472
2007	1,213
2008	1,252
Thereafter	4,695
12,492

Rent expense for the fifteen month period ended December 31, 2003 amounted to $2,060,933 [years ended September 30, 2002 and 2001 - $667,759 and $552,576 respectively].

License agreements

Pursuant to various license agreements, the Company is responsible for the payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, and the payment of amounts upon the achievement of certain milestones. In addition, the Company is committed to future research and development expenses related to its clinical trials and research and development programs [note 16].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Contingencies

a)

The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

b)

Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal, could result in revocation of the patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

c)

The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

16.

LICENSE AND DISTRIBUTION, MANUFACTURING AND OTHER AGREEMENTS

The Company’s most significant agreements are:

(a)

NeoRx Corporation (“NeoRx”)

In December 1998, the Company entered into an exclusive license agreement with NeoRx whereby the Company was granted an exclusive, worldwide license to certain technologies of NeoRx relating to the use of paclitaxel and analogues and derivatives for non-oncological diseases. Pursuant to this license agreement, the Company issued 63,846 common shares and 230,000 common share purchase warrants valued at $1,968,000 [note 13[f]].  In addition, as per the license agreement, the Company is committed to pay $1.9 million (US$1.5 million) of balloon milestone payments to NeoRx that become due when the Company’s corporate partners reach certain levels of cumulative net sales of the drug-eluting stent.  As at December 31, 2003, $1.2 million (US$1.0 million) has been accrued as license fee expense in relation to these balloon milestone payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(b)

C.R. Bard, Inc. (“Bard”)

In December 1998, the Company and Bard entered into an exclusive, worldwide, license and development agreement (the “Bard License Agreement”) which granted Bard the right to use, manufacture, distribute and sell certain technology of the Company for peripheral perivascular applications in connection with peripheral vascular grafts and AV access grafts.   In November 2003, the Bard License Agreement was terminated by mutual agreement.  The Company retained all rights to the program and is continuing to independently develop the products.  Human clinical trials have been initiated.

 (c)

Boston Scientific Corporation (“BSC”) and Cook Incorporated (“Cook”)

In July 1997, the Company, BSC and Cook entered into a licensing agreement and investment agreement (together the “BSC/Cook License Agreement”) which grants each of BSC and Cook a co-exclusive, worldwide right and license to use, manufacture, distribute, and sell certain technology of the Company for endoluminal vascular and gastrointestinal applications on or incorporated in stents and other drug delivery devices.

Pursuant to the BSC/Cook License Agreement, each of BSC and Cook has agreed to reimburse the Company for certain research and development expenses, make future milestone payments upon achievement of certain critical clinical and commercial development milestones, devote stated amounts for product research, development and marketing and pay royalties on net product sales. The payments and commitments pursuant to the BSC/Cook License Agreement, including an equity investment of $5.4 million, if the milestone payments are achieved and the other financial commitments are incurred, excluding royalty payments, is approximately $32 million, of which $17.2 million and the equity investment has been received as at December 31, 2003. The agreement may be terminated by either party if regulatory milestones are not met. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

(d)

Baxter Healthcare Corporation (“Baxter”)

In April 2003, the Company finalized a Distribution and License and  a Manufacturing and Supply Agreement with Baxter, providing Baxter with the worldwide (excluding Japan and certain other territories) right to manufacture and distribute the Company’s surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, and an option to license the Company’s surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S. and another product currently in development.  These products were acquired in the Cohesion acquisition.  Pursuant to the agreements, the Company received an upfront payment of US$8 million, of which US$6 million is non-refundable. In addition the Company earned US$2 million in December 2003 and will earn a further US$2 million in January 2004 upon successful transfer of manufacturing of the CoSeal® product to Baxter in January 2004, and up to an additional US$11 million if Baxter exercises its option to license the one other product and extend the exclusive distribution rights for two current products.  Up to US$2 million of the upfront payment is refundable if the Company terminates the agreement, at its option, upon the failure of Baxter to achieve certain minimum sales, and the Company elects to distribute the product.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the period ended December 31, 2003 and until manufacturing of the product is transferred to Baxter, the Company will manufacture the product for Baxter, receive a portion of the selling price to the third party customer and record sales and cost of sales accordingly. Thereafter, the Company will earn a percentage royalty.  The agreements, or portions thereof, may be terminated by Baxter at any time or by the Company if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or thirty years.

The upfront payment of US$6 million is being recorded as revenue on a straight-line basis over the estimated period to conclude the transfer of manufacturing to Baxter which was originally estimated to be 18 months and subsequently reduced to 10 months.  The amount of US$2 million that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

17.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, as applied in these financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

a)

For U.S. GAAP purposes, the Company has elected to prospectively adopt Statement of Financial Accounting Standard No. 148 (SFAS 148), "Accounting for Stock Based Compensation – Transition and Disclosure", an amendment to Statement of Financial Accounting Standard No. 123 (SFAS 123) “Accounting for Stock Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The standard permits the prospective recognition of stock based compensation expense for all employee stock-based compensation transactions occurring subsequent to October 1, 2002 using a fair value based method.  Prior to the adoption of this standard, the Company applied the disclosure provisions of SFAS 123 for stock options granted to employees.  As allowed by SFAS 123, the Company followed the intrinsic value approach of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) which resulted in no compensation expense being recognized for the years ended September 30, 2002 and 2001 as the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of grant.  As the Company has prospectively adopted comparable accounting standards for both U.S. GAAP and Canadian GAAP in the current period, employee stock based compensation expense amounted to $2,789,000 for both U.S. GAAP and Canadian GAAP for the fifteen month period ended December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

b)

Under U.S. GAAP SFAS 148 and SFAS 123, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $166,000 [years ended September 30, 2002 and 2001 - $287,000 and $449,000 respectively] in respect of options granted to a consultant. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the fifteen month period ended December 31, 2003 and years ended September 30, 2002 and 2001, respectively: risk free interest rates of 3.8%, 4.0% and 4.4%; dividend yields of 0%; volatility of the expected market price of the Company’s common stock of 47%, 50% and 74%; and a weighted average expected life of the options of three years, five years and six years.

c)

Under the prospective adoption of SFAS 148 for stock options granted to employees subsequent to October 1, 2002, the accelerated vesting of stock options is treated as a modification of the award and stock based compensation expense must be recorded based on the fair value of the new award.  Prior to October 1, 2002, the Company recorded compensation for stock options with accelerated vesting at the intrinsic value of the stock options on the acceleration date less the intrinsic value on the initial grant date, to the extent an employee benefits from the acceleration. For the fifteen month period ended December 31, 2003, the Company recorded compensation expense of $1,235,000 for both U.S. GAAP and Canadian GAAP in relation to such modifications.  For the years ended September 30, 2002 and 2001, the Company recorded compensation expense in the amount of $ nil and $49,000 respectively.

d)

Under U.S. GAAP, amounts paid for medical technologies used solely in research and development activities and with no alternative future use, would be expensed.

e)

Under U.S. GAAP, in-process research and development would be expensed.  During the fifteen month period ended December 31, 2003, the Company acquired in-process research and development in the acquisitions of Cohesion and STS of $5,244,000 and $4,061,000 respectively [note 4].  Accordingly, these amounts have been expensed for U.S. GAAP purposes.

f)

Under U.S. GAAP, short-term and long-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

g)

For purposes of Canadian GAAP, the effect of the change in accounting principle for revenue recognition applied in fiscal 2001 was applied retroactively and all prior years were restated. For purposes of U.S. GAAP, this change in accounting principle was applied as a cumulative effect adjustment to the fiscal 2001 reported net loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

h)

If U.S. GAAP were followed:

i)

the effect on the Statements of Loss and Deficit would be:

(in thousands of CDN$, except per share information)	Fifteen months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001
	$	$	$

Loss for the year, Canadian GAAP	(67,616)	(20,143)	(8,327)
Adjustment for stock based compensation to non-employees [b]	(166)	(287)	(449)
Adjustment for accelerated vesting of stock options [c]	-	-	(49)
Adjustment for medical technology expense and amortization [d]	1,961	2,357	(231)
Adjustment for amortization of in-process research and development [e]	628	-	-
Adjustment for purchase of in-process research and development [e]	(9,305)	-	-

Loss before cumulative effect of change in accounting principle for the period, U.S. GAAP	(74,498)	(18,073)	(9,056)
Cumulative effect of a change in accounting principle [g]	-	-	(2,292)

Loss for the period, U.S. GAAP	(74,498)	(18,073)	(11,348)
Adjustment for short-term and long-term investments, unrealized gain [f]	484	106	-
Reclassification of unrealized gain on short-term and long-term investments	(106)	-	-
Comprehensive loss for the period, U.S. GAAP	(74,120)	(17,967)	(11,348)

Basic and diluted loss per common share, U.S. GAAP:
Loss before change in accounting principle	(1.06)	(0.29)	(0.15)
Cumulative effect of a change in accounting principle	-	-	(0.04)

Basic and diluted loss per common share, U.S. GAAP	(1.06)	(0.29)	(0.19)

Weighted average number of common shares, U.S. GAAP (in thousands)	70,580	62,532	61,656

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

ii)

Balance Sheet items which would differ under U.S. GAAP are as follows:

	December 31, 2003	September 30, 2002
(in thousands of CDN$)	$	$

Intangible assets [d] and [e]	38,893	2,555
Short-term investments [f]	42,216	121,923
Long-term investments [f]	21,714	-
Total assets	512,943	149,539
Contributed surplus	12,407	3,255
Accumulated other comprehensive income	484	106
Deficit	(140,080)	(65,582)

iii)

Statements of Cash Flow items, which would differ are as follows:

	Fifteen months ended December 31 2003	Year ended September 30 2002	Year ended September 30 2001
(in thousands of CDN$)	$	$	$
Cash used in operating activities, Canadian GAAP	(49,683)	(15,016)	(9,791)
Adjustment for medical technology expense	-	-	(114)
Cash used in operating activities, U.S. GAAP	(49,683)	(15,016)	(9,905)
Cash provided by (used in) investing activities, Canadian GAAP	23,115	24,031	6,542
Adjustments for medical technology	-	-	114
Cash provided by (used in) investing activities, U.S. GAAP	23,115	24,031	6,656

i)

Accounts payable and accrued liabilities comprise:

	December 31, 2003	September 30, 2002
(in thousands of CDN$)	$	$
Trade accounts payable	2,556	2,532
Accrued contract research	-	504
Employee-related accruals	2,688	1,513
Other accrued liabilities	4,157	4,349
	9,401	8,898

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

j)

Pro forma information – Acquisition of Cohesion and STS

The following pro forma information presents a summary of the consolidated results of operations of the Company and Cohesion and STS [note 4] required for U.S. GAAP as if the acquisitions had occurred on October 1, 2001.  All transactions between the Company and Cohesion and STS have been eliminated.

(in thousands of CDN$)	Fifteen months ended December 31, 2003	Year ended September 30, 2002
	$	$
Pro forma total revenue	42,083	24,313
Pro forma loss	(77,601)	(66,476)
Pro forma basic and diluted loss per share	(1.10)	(1.06)

Included in the pro forma net loss for the year ended September 30, 2002 is $9.3 million of in-process research and development acquired in the business acquisition and written off for U.S. GAAP purposes.

These pro forma consolidated results have been prepared for comparative purposes only.  They may not be indicative of the results of operations which would have resulted had Cohesion and STS been acquired on October 1, 2001.  They also are not indicative of future consolidated results of operations of the Company.

k)

Pro forma information –Stock based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model [note 13(e)] for pro forma assumptions.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

(in thousands of CDN$, except per share amounts)	Fifteen months ended December 31, 2003	Years ended September 30,
		2002	2001
	$	$	$
Loss for the period – U.S. GAAP	(74,498)	(18,073)	(9,056)
Deduct: Stock based employee compensation expense included in reported loss above	4,024	-	49
Add: Total stock based employee compensation expense using fair value based method for all awards	(22,374)	(20,482)	(14,038)
Pro forma loss for the period	(92,848)	(38,555)	(23,045)
Basic and diluted loss per common share
As reported	(1.06)	(0.29)	(0.15)
Pro forma	(1.32)	(0.62)	(0.37)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

l)

Recent pronouncements:

The Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34”.  The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing certain types of guarantees and provide certain note disclosure.  The adoption of FIN 45 on January 1, 2003 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), ‘‘Consolidation of Variable Interest Entities’’ and in December 2003 issued a revision to FIN 46 (“FIN 46R”).  FIN 46 and FIN 46R require consolidation of a variable interest entity by the primary beneficiary of the entity’s expected results of operations.  FIN 46 is effective for all new variable interest entities created or acquired between February 1, 2003 and December 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46R are effective for the Company’s fiscal quarter ending March 31, 2004.  For variable interest entities created or acquired after December 31, 2003, the provisions of FIN 46R are effective upon initial involvement with the entity.  The adoption of FIN 46 did not have a material effect on the Company’s consolidated financial position or results of operations.   The Company is currently evaluating the impact of FIN 46R on its consolidated financial statements.

18.

SEGMENTED INFORMATION

The Company operates in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterial products.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The acquisition of Cohesion Technologies, Inc. on January 31, 2003, resulted in an additional segment, non-drug loaded biomaterial products.  These products are used by physicians to facilitate the performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.  STS is included in the medical device coatings/implants segment.

The Company does not separate total assets and capital assets in evaluating segment performance for medical device coatings/implants and therapeutics, however, separate data is available for non-drug loaded biomaterial products. The Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(in thousands of CDN$)	December 31, 2003 $	September 30, 2002 $

Total assets – medical devices/therapeutics	453,918	151,565
Capital assets – medical devices/therapeutics	10,810	8,958

Total assets – biomaterial products	66,798	-
Capital assets – biomaterial products	2,290	-

Goodwill arising from the acquisition of Cohesion ($32,592,000) and the acquisition of STS ($12,128,000) [note 4] relates to, and has been allocated to, the biomaterial products segment and medical devices segment respectively.

Also for purposes of evaluating segment performance, corporate general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated corporate general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange (loss) gain are not allocated between segments.

(in thousands of CDN$)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
	$	$	$
Revenue from external customers
Medical device coatings/implants	6,917	7,330	1,123
Biomaterials products	20,881	-	-
Total revenue for reportable segments	27,798	7,330	1,123
Loss for reportable segments for the period
Medical device coatings/implants	(17,861)	(7,110)	(6,313)
Therapeutics	(4,342)	(10,704)	(14,584)
Biomaterials products	(9,918)	-	-
Total loss for reportable segments for the period	(32,121)	(17,814)	(20,897)
Non-allocable corporate expenses	(11,197)	(6,412)	(2,542)
Total other (expense) income	(24,298)	4,083	15,112
Loss for the period	(67,616)	(20,143)	(8,327)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or collaborators:

(in thousands of CDN$)	Fifteen months ended December 31,	Years ended September 30,
	2003	2002	2001
United States	93%	100%	100%
Other	7%	-	-
	100%	100%	100%

Long-lived assets including goodwill:

(in thousands of CDN$)	December 31, 2003 $	September 30, 2002 $
Canada	11,729	13,645
United States	89,434	-
	101,163	13,645

During the fifteen month period ended December 31, 2003, revenue from one licensee in the medical device coatings/implants segment represents approximately 20% of total revenue and revenue from one customer in the biomaterials products segment represents approximately 54% of total revenue.   The Company had accounts receivable of $4,463,000 [US $3,453,000] at December 31, 2003 due from the customer in the biomaterials products segment.

19.

CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION:

The change in non-cash working capital items relating to operations was as follows:

(in thousands of CDN$)	Fifteen months ended December 31, 2003	Years ended September 30,
		2002	2001
	$	$	$
Accrued interest on short-term investments	1,279	2,934	(1,523)
Accounts receivable	(4,066)	(156)	(124)
Inventories	(646)	-	-
Prepaid expenses and deposits	(1,370)	(8)	(384)
Accounts payable and accrued liabilities	(3,577)	560	1,620
Deferred costs	(1,913)	-	-
	(10,293)	3,330	(411)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

Supplemental disclosure:

(in thousands of CDN$)	Fifteen months ended December 31, 2003	Years ended September 30,
		2002	2001
	$	$	$
Common shares issued for acquisition of Cohesion [note 4(a)]	67,372	-	-
Common shares issued for medical technologies	-	1,968	-

20.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

21.

SUBSEQUENT EVENT

In January 2004, the shareholders authorized a 2 for 1 stock split of the company’s common share capital and approved a new stock option plan.  The record date for the stock split is February 4, 2004.  The new 2004 stock option plan (“New Plan”) reduces the length of an option’s term from ten to five years, provides for blackout periods, provides non-discretionary options for independent directors and reduces the percentage of common shares subject to the New Plan to 15% from 20% under the current plan.  The New Plan results in 1.1 million additional options (pre-split) available for grant to directors, officers and employees.  All common share capital, option and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.